# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Penguin Solutions, Inc., CIK 0001616533
CUSIP: G8232Y101
Title of class of securities: Ordinary Shares, $0.03 par value per share
Address of issuer's principal executive offices: c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands (E9), KY1-9008
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001104329

## Reporting persons
- Crosslink Capital, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,133,050; sole dispositive power 0; shared dispositive power 3,133,050; aggregate amount beneficially owned 3,133,050 (5.9% of the class)
- Michael J. Stark: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,133,050; sole dispositive power 0; shared dispositive power 3,133,050; aggregate amount beneficially owned 3,133,050 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Penguin Solutions, Inc.
Address of issuer's principal executive offices: c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, E9, KY1-9008.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Crosslink Capital, Inc. ("Crosslink")
Michael J. Stark ("Stark")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Crosslink Capital, Inc.
2180 Sand Hill Road, Suite
Menlo Park, CA 94025
Citizenship:
Crosslink Delaware
Stark United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The shares reported herein are held by funds advised by Crosslink. Stark is the control person of Crosslink.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of the securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference. The percentage set forth in row 11 is based upon 53,290,750 ordinary shares outstanding as of January 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on January 8, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Crosslink Capital, Inc.: /s/ Maureen Offer, By Maureen Offer, Chief Financial Officer (02/14/2025)
- Michael J. Stark: /s/ Michael J. Stark, Michael J. Stark (02/14/2025)